CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               January 23, 2015

VIA EDGAR CORRESPONDENCE FILING

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re: First Trust Specialty Finance and Financial Opportunities Fund (the "Fund")
                        File Nos. 333-200618; 811-22039
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Dear Ms Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter dated December 24, 2014. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

PROSPECTUS SUMMARY

      1. ON PAGE 2, IN THE SECOND PARAGRAPH OF INVESTMENT OBJECTIVES AND POLICIES, PLEASE DEFINE WHAT "SPECIALTY FINANCE COMPANIES" ARE. THE PARAGRAPH DOES STATE WHY THE SUB-ADVISOR BELIEVES THESE COMPANIES "MAY BE ATTRACTIVE TO INVESTORS" AND THAT BDCS ARE A "TYPE OF SPECIALTY FINANCE COMPANY," AS ARE REITS, BUT NO DEFINITION IS PROVIDED. ALSO, THE FUND STATES IT INVESTS AT LEAST 80% OF ITS MANAGED ASSETS IN "OTHER FINANCIAL COMPANIES," IN ADDITION TO "SPECIALTY FINANCE COMPANIES." PLEASE DISCLOSE HERE WHAT "OTHER FINANCIAL COMPANIES" ARE.

      Response: Pursuant to your request, we have included the following description of "specialty finance companies" in the above-referenced section of the Prospectus Summary:

      "Specialty finance companies are companies that provide financing to borrowers with capital needs that are different relative to traditional borrowers, who typically utilize commercial banks or public debt markets to meet their financing requirements. These borrowers to which a specialty finance company may provide financing include smaller and/or private


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      entities that are unable to effectively access public debt markets and entities with highly specialized business niches that have unique borrowing profiles and are often outside the scope of traditional commercial bank lending."

      In addition, we have identified in this section the types of "other financial companies" in which the Fund may invest, as follows:

      "The other financial companies in which the Fund may invest include banks, savings institutions, brokerage firms, investment management companies, insurance companies, holding companies of the foregoing and companies that provide related services to such companies."

      2. ALSO, AT THE BOTTOM OF PAGE 2, IT STATES THAT "SPECIALTY FINANCE COMPANIES MAY BE ATTRACTIVE FOR INVESTORS SEEKING HIGH LEVELS OF CURRENT INCOME IN THAT SPECIALTY FINANCE COMPANY CASH FLOW STREAMS ARE TYPICALLY DISTRIBUTED TO SHAREHOLDERS WITHOUT BEING TAXED AT THE ENTITY LEVEL IN THE FORM OF COUPON PAYMENTS AND/OR DIVIDENDS." THIS IS A FAIRLY CONVOLUTED AND TECHNICAL SENTENCE. IN ACCORDANCE WITH GENERAL INSTRUCTIONS FOR PART A OF FORM N-2, PLEASE REVISE THIS SENTENCE TO AVOID THE USE OF TECHNICAL TERMS AND TO PROVIDE THE INFORMATION IN A SIMPLE AND UNDERSTANDABLE MANNER.

      Response: Pursuant to your request, we have revised this sentence in accordance with the General Instructions for Part A of Form N-2, as follows:

      "specialty finance companies may be attractive for investors seeking high levels of current income in that many specialty finance companies are "pass-through" entities, in which the income of the company is treated as the income of the shareholders--i.e., cash flow is not taxed at the entity level."

      3. IN THE FIFTH LINE FROM THE TOP OF PAGE 3, IN INVESTMENT OBJECTIVES AND POLICIES, THERE IS A REFERENCE TO "OTHER ENTITIES THAT PROVIDE SIGNIFICANT CAPITAL TO PRIVATE COMPANIES." PLEASE DISCLOSE WHAT THESE "OTHER ENTITIES" ARE. IN GENERAL, PLEASE DISCLOSE EACH TYPE OF SECURITY THE FUND INVESTS IN AS A PRINCIPAL INVESTMENT STRATEGY IN THE PROSPECTUS SUMMARY.

      Response: We have deleted the reference to "other entities that provide significant capital to private companies" from the prospectus and confirm that the Fund discloses in the Prospectus Summary each type of security in which it invests as part of its principal investment strategy.

      4. ON PAGE 3, IN INVESTMENT OBJECTIVES AND POLICIES, IT STATES THAT "MANAGED ASSETS" MEANS THE AVERAGE DAILY GROSS ASSET VALUE OF THE FUND (WHICH INCLUDES ASSETS ATTRIBUTABLE TO THE FUND'S PREFERRED SHARES, IF ANY, AND THE PRINCIPAL AMOUNT OF BORROWINGS) [EMPHASIS ADDED]." ALSO, IN PREFERRED SHARES, ON PAGE 53, IT STATES THAT "[T]HE FUND MAY ELECT TO ISSUE PREFERRED SHARES AS PART OF ITS LEVERAGE STRATEGY." HAS THE FUND ISSUED ANY PREFERRED SHARES? PLEASE CLARIFY.


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      Response: The Fund has not issued any Preferred Shares. We have added to the Prospectus disclosure to clarify that the Fund does not currently have any Preferred Shares outstanding.

      5. IN INVESTMENT OBJECTIVES AND POLICIES, GENERALLY, PLEASE DISCLOSE HOW THE FUND PROPOSES TO ACHIEVE ITS INVESTMENT OBJECTIVES (I.E., HOW DOES THE FUND DECIDE WHAT SECURITIES TO BUY AND WHEN TO SELL).

      Response: We refer you to "The Fund's Investments--Investment Philosophy and Process" for a discussion of how the Sub-Advisor seeks to manage the Fund's portfolio in order to achieve the Fund's investment objectives. We have included a discussion of the Sub-Advisor's investment process in the Investment Objectives and Policies section in the Prospectus Summary.

      6. ON PAGE 3, IN PORTFOLIO CONTENTS, THERE IS A REFERENCE TO "DIFFERENT POINTS IN THE MARKET CYCLE." PLEASE CLARIFY IN THIS PARAGRAPH WHAT THAT PHRASE MEANS. ALSO IN THIS SECTION, IT STATES THAT "[S]PECIALTY FINANCE COMPANIES OFTEN ENGAGE IN ASSET-BASED AND OTHER FORMS OF NON-TRADITIONAL FINANCING ACTIVITIES [EMPHASIS ADDED]." PLEASE DISCLOSE WHAT "NON- TRADITIONAL FINANCING ACTIVITIES" ARE.

      Response: Pursuant to your request, we have removed the reference to "different points in the market cycle" from the prospectus and revised the sentence in which the phrase had appeared to clarify the description of the types of securities in which specialty finance companies may invest as follows:

      "These various securities and have risk/reward profiles that may change as market conditions adjust to the growth or contraction of the overall economy."

      Pursuant to your request, we have also clarified that "non-traditional financing activities" in which specialty finance companies may engage reflects that specialty finance companies provide financing to borrowers that are unable to access traditional forms of financing such as through commercial bank lending or by accessing public debt markets (as described in our response to Comment 1 above).

      7. ON PAGE 5, IN PORTFOLIO CONTENTS, OTHER FINANCIAL COMPANIES, IT STATES
THAT "[T]HE PRINCIPAL INDUSTRY GROUPS OF FINANCIAL COMPANIES INCLUDE .... " IF
THIS STATEMENT IS DESCRIBING THE GROUP OF INDUSTRIES THAT THE FUND IS CONCENTRATING IN, PLEASE REPLACE "INCLUDE" WITH "ARE" TO PROVIDE A DEFINITIVE LIST. IF THIS PARAGRAPH IS NOT INTENDED TO DESCRIBE THE FUND'S CONCENTRATION POLICY, PLEASE DISCLOSE, AT AN APPROPRIATE PLACE IN THE PROSPECTUS, EACH INDUSTRY INCLUDED IN THE GROUP OF INDUSTRIES IN WHICH THE FUND CONCENTRATES (I.E., PLEASE DISCLOSE THE FUND'S CONCENTRATION POLICY).

      Response: Pursuant to your request, we have moved the above-referenced sentence to immediately after the earlier disclosure under Investment Objectives and Policies regarding the Fund's concentration in securities of companies within industries in the financial sector and have revised this sentence to clarify that the Fund will concentrate its investments in "a group of industries


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in the financial sector which is comprised of specialty finance companies, banks, savings institutions, brokerage firms, investment management companies, insurance companies, holding companies of the foregoing and companies that provide related services to such companies."

      8. ON PAGE 9, IN TAX MATTERS, IN THE DISCUSSION CONCERNING DISTRIBUTIONS CHARACTERIZED AS A RETURN OF CAPITAL, PLEASE DISCLOSE, IN A SIMPLE AND UNDERSTANDABLE MANNER, WHAT A RETURN OF CAPITAL IS AND ITS IMPACT ON SHAREHOLDERS. IN DOING SO, PLEASE DISCLOSE THAT WHILE DISTRIBUTIONS THAT REPRESENT A RETURN OF CAPITAL WILL GENERALLY NOT BE TAXABLE TO SHAREHOLDERS, THESE DISTRIBUTIONS MAY REDUCE BASIS, WHICH COULD RESULT IN SHAREHOLDERS HAVING TO PAY HIGHER TAXES IN THE FUTURE WHEN SHARES ARE SOLD, EVEN WHEN SHARES ARE SOLD AT A LOSS FROM THE ORIGINAL INVESTMENT.

      Response: Pursuant to your request, we have revised the discussion in the Tax Matters section of the Prospectus Summary as follows:

      "Distributions in excess of the Fund's current and accumulated profits will be treated as a return of capital to common shareholders. A "return of capital" represents a return on a shareholder's original investment in the Fund's common shares, and should not be confused with a dividend from earnings and profits. Upon the sale of common shares, common shareholders generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the common shareholder and the shareholder's federal income tax basis in the common shares sold, as adjusted to reflect return of capital. A return of capital will reduce a common shareholder's adjusted tax basis in his or her common shares, with any amount distributed in excess of basis treated as capital gain. A reduction in tax basis can result in a greater amount of gain or a smaller amount of loss when a common shareholder sells such common shares. It is possible that a return of capital could cause a common shareholder to pay a tax on capital gains with respect to common shares that are sold for an amount less than the price originally paid for them. Accordingly, common shareholders should carefully review any written disclosure accompanying a distribution and should not assume that the source of payment is the Fund's income."

      9. ON PAGE 12, IN SPECIALTY FINANCE AND OTHER FINANCIAL COMPANIES RISKS, IT STATES THAT "[S]PECIALTY FINANCE AND OTHER FINANCIAL COMPANIES IN A GIVEN COUNTRY MAY BE SUBJECT TO GREATER GOVERNMENTAL REGULATION [EMPHASIS ADDED]." IT ALSO STATES IN THIS PARAGRAPH THAT " ... GOVERNMENTAL REGULATION IN CERTAIN FOREIGN COUNTRIES MAY IMPOSE INTEREST RATE CONTROLS, CREDIT CONTROLS AND PRICE CONTROLS." IN ADDITION, ON PAGE 5 OF THE FUND'S STATEMENT OF ADDITIONAL INFORMATION, IT STATES THAT "[T]HE FUND MAY INVEST A SIGNIFICANT PORTION OF ITS MANAGED ASSETS IN SECURITIES OF FOREIGN ISSUERS ... [EMPHASIS ADDED]." IF THE FUND IS INVESTING IN FOREIGN SECURITIES AS A PRINCIPAL STRATEGY, PLEASE DISCLOSE THIS STRATEGY IN INVESTMENT OBJECTIVES AND POLICIES, OR WHERE OTHERWISE APPROPRIATE WITHIN THE PROSPECTUS SUMMARY, ALONG WITH THE RISKS ASSOCIATED WITH THESE INVESTMENTS. IF NOT, PLEASE REVISE THE REGISTRATION STATEMENT ACCORDINGLY.


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      Response: Pursuant to your request, we have revised the prospectus and statement of additional information to reflect that the Fund's investments in foreign securities is not a principal part of its investment strategy.

      10. ON PAGE 15, IN SPECIAL RISK CONSIDERATIONS, THERE IS A SECTION ENTITLED VALUE INVESTING RISK WHICH STATES THAT "[T]HE FUND FOCUSES A PORTION OF ITS INVESTMENTS ON SECURITIES THAT THE SUB-ADVISOR BELIEVES ARE UNDERVALUED OR INEXPENSIVE RELATIVE TO OTHER INVESTMENTS." PLEASE DISCLOSE THIS STRATEGY IN THE INVESTMENT OBJECTIVES AND POLICIES OR WHERE OTHERWISE APPROPRIATE IN THE PROSPECTUS SUMMARY. IN DOING SO, PLEASE DISCLOSE HOW THE SUB-ADVISOR DETERMINES THAT A SECURITY IS UNDERVALUED (I.E., PLEASE SUMMARIZE, OR ELABORATE ON, AS APPROPRIATE, THE PROCESS DESCRIBED IN PHILOSOPHY AND PROCESS ON PAGE 28).

      Response: Pursuant to your request, we have disclosed the above referenced strategy regarding "value investing" in a newly created section in the Prospectus Summary, Investment Philosophy and Process, which also includes a discussion of how the Sub-Advisor seeks to identify undervalued or inexpensive investments.

SUMMARY OF FUND EXPENSES

      11. ON PAGE 21, THE FEE TABLE SHOWS THAT AFFES OF THE FUND ARE 9.51%. ALTHOUGH THE FUND ACKNOWLEDGES IN ITS DISCUSSION OF BUSINESS DEVELOPMENT COMPANIES ON PAGE 4, THAT IT "WILL INDIRECTLY BEAR ITS PROPORTIONATE SHARE OF ANY MANAGEMENT AND OTHER EXPENSES, AND OF ANY PERFORMANCE BASED OR INCENTIVE FEES, CHARGED BY THE BDCS IN WHICH IT INVESTS," PLEASE CONSIDER REVISING, OR ADDING TO, THIS DISCLOSURE TO ASSURE THAT THE HIGH LEVEL OF FEES ASSOCIATED WITH THIS TYPE OF INVESTMENT IS APPROPRIATELY PRESENTED IN THE REGISTRATION STATEMENT.

      Response: Pursuant to you request, we have supplemented disclosure in the discussion under Business Development Companies with the following statement:

      "As of the fiscal year ended November 30, 2014, acquired fund fees and expenses for the Fund, including fees and expenses arising from the Fund's investments in BDCs, was [ ]%. See 'Summary of Fund Expenses' and 'Risks--Business Development Company Risk.'"


RISKS

      12. AT THE BOTTOM OF PAGE 36 AND ON TO PAGE 37, IN SPECIALTY FINANCE AND OTHER FINANCIAL COMPANIES RISK, IT STATES THAT "FLUCTUATIONS DUE TO THE CONCENTRATION OF LOANS IN PARTICULAR INDUSTRIES SIGNIFICANTLY AFFECTED BY ECONOMIC CONDITIONS (SUCH AS REAL ESTATE OR ENERGY) [EMPHASIS ADDED]," PLEASE REPLACE THE WORD "CONCENTRATION" WITH AN APPROPRIATE SUBSTITUTE TO AVOID ANY CONFUSION WITH THE FUND'S ACTUAL CONCENTRATION IN INDUSTRIES IN THE FINANCIAL SECTOR.

      Response: Pursuant to your request, we have replaced the word "concentration" with the word "investment" in this sentence.


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      13. THIS SECTION DISCLOSES THE RISKS ASSOCIATED WITH A NUMBER OF
INVESTMENTS IN THE FINANCIAL SECTOR - BANKS, INVESTMENT MANAGEMENT COMPANIES, LEASING COMPANIES, ETC. PLEASE DISCLOSE ALL TYPES OF SECURITIES THE FUND INVESTS IN AS A PRINCIPAL INVESTMENT STRATEGY, AND THEIR ASSOCIATED RISKS, IN THE PROSPECTUS SUMMARY.

      Response: We have moved the above-referenced disclosure to the statement of additional information, as none of these investments are individually part of the Fund's principal investment strategy. We confirm that the Prospectus Summary discloses each of the types of investments that are part of the Fund's principal investment strategy as well as the risks associated with those investments. We refer you to page 3 of the statement of additional information for disclosure we have added regarding each of the specific types of other financial companies.

PLAN OF DISTRIBUTION

      14. ON PAGE 52, IT STATES THAT "[T]HE FUND MAY ENTER INTO DERIVATIVE TRANSACTIONS WITH THIRD PARTIES, OR SELL COMMON SHARES NOT COVERED BY THIS PROSPECTUS TO THIRD PARTIES IN PRIVATELY NEGOTIATED TRANSACTIONS." PLEASE EXPLAIN WHAT IS MEANT BY THE DISCLOSURE THAT THE FUND "MAY ENTER INTO DERIVATIVE TRANSACTIONS." IF THE FUND WILL USE DERIVATIVES, PLEASE EXPLAIN THE TYPES OF DERIVATIVES THE FUND WILL USE AND HOW THEY WILL BE USED. PLEASE ALSO DISCLOSE THE RISKS ASSOCIATED WITH DERIVATIVES TRANSACTIONS. WILL DERIVATIVES USE BE A PRINCIPAL INVESTMENT STRATEGY OF THE FUND? IF SO, PLEASE PROVIDE APPROPRIATE DISCLOSURE IN THE PROSPECTUS SUMMARY, INCLUDING DISCLOSURE OF ASSOCIATED RISKS, AS WELL AS DETAILED DISCLOSURE IN THE PROSPECTUS. IN GENERAL, PLEASE REVIEW THE ADEQUACY OF THE DISCLOSURE CONCERNING DERIVATIVES THROUGHOUT THE REGISTRATION STATEMENT, AND MAKE APPROPRIATE REVISIONS, IN LIGHT OF THE OBSERVATIONS SET FORTH IN THE LETTER FROM BARRY MILLER, ASSOCIATE DIRECTOR, DIVISION OF INVESTMENT MANAGEMENT, TO KARRIE MCMILLAN, GENERAL COUNSEL, INVESTMENT COMPANY INSTITUTE, JULY 30, 2010 (AT
HTTP://WWW.SEC.GOV/DIVISIONS/INVESTMENT/GUIDANCE/ICI07010.PDF).

      Response: We have deleted all references to "derivative transactions" and "derivatives" under the Plan of Distribution section of the Prospectus. As noted in the Prospectus, the Fund does not intend to enter into derivative transactions as a principal part of its investment strategy. A discussion of the derivative transactions in which the Fund may engage on a non-principal basis are included in the Statement of Additional Information, along with a discussion of the risks associated with such transactions.

                      STATEMENT OF ADDITIONAL INFORMATION

      15. ON PAGE 1, THE FUND STATES THAT, AS A FUNDAMENTAL RESTRICTION (#1), IT MAY NOT "[P]URCHASE ANY SECURITY IF, AS A RESULT OF THE PURCHASE, 25% OR MORE OF THE FUND'S TOTAL ASSETS (TAKEN AT CURRENT VALUE) WOULD BE INVESTED IN THE SECURITIES OF BORROWERS AND OTHER ISSUERS HAVING THEIR PRINCIPAL BUSINESS ACTIVITIES IN THE SAME INDUSTRY; PROVIDED, THAT THIS LIMITATION SHALL NOT APPLY WITH RESPECT TO SECURITIES OF COMPANIES WITHIN INDUSTRIES IN THE FINANCIAL SECTOR OR OBLIGATIONS ISSUED OR GUARANTEED BY THE U.S. GOVERNMENT OR BY ITS


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AGENCIES OR INSTRUMENTALITIES [EMPHASIS ADDED]." PLEASE EXPLAIN SUPPLEMENTALLY
WHAT "SECURITIES OF BORROWERS" ARE. PLEASE ALSO DISCLOSE, IMMEDIATELY FOLLOWING THE LIST OF THE FUND'S FUNDAMENTAL RESTRICTIONS, THE INDUSTRIES THAT COMPRISE THE GROUP OF INDUSTRIES IN WHICH THE FUND CONCENTRATES ITS INVESTMENTS, OR PROVIDE A CROSS-REFERENCE TO SUCH A LIST IN THE PROSPECTUS.

      Response: The "securities of borrowers" referenced in fundamental restriction (#1) refers to investments in issuers of debt portfolio securities. Pursuant to your request, we have included the following description to clarify that the group of industries in the financial sector in which the Fund will concentrate its investments are "comprised of specialty finance companies, banks, savings institutions, brokerage firms, investment management companies, insurance companies, holding companies of the foregoing and companies that provide related services to such companies."

      16. ON PAGE 17, IN DERIVATIVES TRANSACTIONS, IT STATES THAT "[T]HE FUND MAY PURCHASE AND SELL ... CREDIT DEFAULT SWAPS." PLEASE CONFIRM TO US THAT TO THE EXTENT THE FUND ACTS AS THE SELLER IN CREDIT DEFAULT SWAP AGREEMENTS, THE FUND WILL COVER THE FULL NOTIONAL AMOUNT OF THE TRANSACTION.

      Response: We confirm that, as the seller in a credit default swap agreement, the Fund would cover the full notional amount of the transaction. We refer you in part to page 30 of the Statement of Additional Information under Asset Coverage and Asset Segregation, which states the following, as revised:

      "If the Fund enters into a swap agreement on a net basis (i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments), it will be required to segregate assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If the Fund enters into a swap agreement on other than a net basis, it will be required to segregate assets with a value equal to the full amount of the Fund's accrued obligations under the agreement."


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      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3273.

                                Very truly yours,

                                CHAPMAN AND CUTLER LLP


                                By  /s/ Walter Draney
                                    -------------------------
                                    Walter Draney

Enclosures


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